SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

PLETESHKOVSKY PEREULOK 3/2
107005 MOSCOW, RUSSIA

TEL: 7 (501) 940-2304
FAX: 7 (501) 940-2511

82-4475

FILE NO. ~~82-4302~~

March 15, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AO Mosenergo - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the AO Mosenergo's exemption pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of :

(i) Voting ballot,
(ii) Request letter of RAO UES of Russia to the Board of Directors of AO Mosenergo,
(iii) Notice to the shareholders on extraordinary general shareholders meeting and
(iv) the restated version of the charter of AO Mosenergo.

These documents are being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 46 00 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Dmitri V. Kovalenko /KEK/
Dmitri V. Kovalenko

dlw 3/20

Enclosure

cc: Natalia A. Khokolkova
(AO MOSENERGO)

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Registration No. __________

Open Joint Stock Company
For Energy and Electrification MOSENERGO
8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT
for voting at the extraordinary general meeting of shareholders of
AO MOSENERGO to be held in the form of absentee voting

Deadline for receiving the voting ballots	April 6, 2002
The completed ballots shall be mailed to the following address:	15 Sadovnicheskaya Ulitsa 113035 Moscow, Russia

ITEM No. 1
"On the approval of the restated version of the Charter of the Company"

RESOLUTION: to approve the restated version of the Charter of the Company

IN FAVOR	AGAINST	ABSTAINED

PLEASE LEAVE UNDELETED ONE OPTION WHICH REFLECTS YOUR DECISION

EACH BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED OR WHICH CONTAINS ERASURES OR CORRECTIONS SHALL BE DEEMED INVALID

A BALLOT NOT EXECUTED BY THE SHAREHOLDER IS INVALID!

Signature of the shareholder
or an authorized person* __________ (____________________________)
(signature) (first name, last name, patronymic)

acting under a power-of-attorney issued on ____________________________

____
(the issuer of the a power-of-attorney)

* Each representative of the shareholder who executes the ballot shall provide (attach hereto) a power-of-attorney (or a notarized copy of a power-of-attorney).

[LETTERHEAD OF RUSSIAN OPEN JOINT STOCK COMPANY
FOR ENERGY AND ELECTRIFICATION "UES OF RUSSIA"]

January 25, 2002, No. ACh-548

To the Board of Directors
of AO MOSENERGO

Re: Holding an extraordinary general meeting of shareholders

Russian Open Joint Stock Company For Energy And Electrification "UES Of Russia", the holder of 14,379,166,000 ordinary registered shares of AO MOSENERGO (the "Company") representing at least 10 per cent of all voting shares in the Company, hereby requests, pursuant to Article 55 of the Federal Law "On Joint Stock Companies" and the Charter of the Company, for the purposes of bringing the Charter of the Company in compliance with the applicable laws, that the Company convene an extraordinary general meeting of shareholders in the form of absentee voting with the following item on the agenda:

On the approval of the restated version of the Charter of the Company.

Chairman of the Management Board /s/ A.B. Chubays

Open Joint Stock Company
For Energy and Electrification MOSENERGO
8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

Notice on an extraordinary general meeting of shareholders
of AO MOSENERGO to be held
in the form of absentee voting

AO MOSENERGO hereby notifies that it is convening, at the request of RAO UES OF RUSSIA, an extraordinary general meeting of shareholders of AO MOSENERGO in the form of absentee voting with the following agenda:

1. On the approval of the restated version of the Charter of the Company.

Completed voting ballots must be delivered to ZAO Specialized Registrar Reestr-Service at: 15 Sadovnicheskaya Ulitsa, 113035 Moscow, Russia and must be received by the Company not later than April 6, 2002 (the deadline established by the Company for the receipt of the ballots).

Ballots for voting on the item on the agenda together with the draft of the restated version of the Charter of the Company and the request filed by RAO UES of Russia which have been approved by the Board of Directors of the Company as information (materials) to be provided in the process of preparation for the extraordinary general meeting of shareholders will be delivered to persons entitled to participate in the meeting at least 20 days prior to the date established by the Company as the deadline for the receipt of completed voting ballots.

The information (materials) to be provided in the process of preparation for the extraordinary general meeting of shareholders will be available for review from March 12, 2002 on business days from 10:00 a.m. through 5:00 p.m. at:

1) AO MOSENERGO: Room 528, 8 Raushskaya Naberezhnaya, 113035 Moscow;
2) ZAO Specialized Registrar Reestr-Service at: 15 Sadovnicheskaya Ulitsa, 113035 Moscow, Russia, phone (095) 234-70-76, 234-79-78.

The list of persons entitled to participate in the extraordinary general meeting of shareholders of the Company was established based on the status on February 26, 2002.

Contact phones: (095) 957-2599, 957-4468, 957-3767, 957-3945.

The Board of Directors of AO MOSENERGO

APPROVED
at an extraordinary General Meeting
of Shareholders of AO Mosenergo
Minutes dated _____________ 2002
No. ____________

Chairman of the meeting

____

CHARTER
of Open Joint Stock Company for Energy and Electrification Mosenergo

(restated version)

the City of Moscow
2002

Clause 1. General

1.1. Open Joint Stock Company for Energy and Electrification Mosenergo (the "Company") was established in accordance with the following Decrees of the President of the Russian Federation: No. 922, dated August 14, 1992 "On the Specifics of Transformation of State-Owned Enterprises, Amalgamations, Organizations of the Fuel and Energy Complex into Joint Stock Companies", No. 923, dated August 15, 1992 "On the Organization of the Management of the Electrical Energy Complex of the Russian Federation Under the Conditions of Privatization", and No. 1334, dated November 5, 1992 "On the Implementation of the Decree of the President of the Russian Federation No. 922, dated August 14, 1992, "On the Specifics of Transformation of State-Owned Enterprises, Amalgamations, Organizations of the Fuel and Energy Complex into Joint Stock Companies" in the Electrical Energy Industry".

1.2. The founder of the Company is the Property Management Committee of Moscow.

1.3. The Company is the successor of the State Owned Company The Moscow Production Amalgamation for Energy and Electrification Mosenergo (MPO E&E Mosenergo) decorated with Order of Lenin and the 1st Degree Order of the Patriotic War.

1.4. The full official name of the Company in Russian shall be: Открытое акционерное общество энергетики и электрификации “Мосэнерго”.

1.5. The abbreviated official name of the Company in Russian shall be: ОАО "Мосэнерго", and in English: AO MOSENERGO.

1.6. The seat of the Company shall be 8 Raushskaya Naberezhnaya, Moscow.

The mail address of the Company shall be: 8 Raushskaya Naberezhnaya, 113035 Moscow.

1.7. The Company is established for an unlimited term.

Clause 2. Legal Status of the Company

2.1. The legal status of the Company shall be determined by the Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies", other laws and regulations of the Russian Federation and this Charter.

2.2. The Company shall be a legal entity pursuant to the laws of the Russian Federation.

2.3. The Company shall be a subsidiary of RAO UES of Russia.

2.4. The Company shall own separate property recorded in its independent balance sheet, may on its own behalf acquire and exercise property and personal non-property rights, fulfill obligations, act as a plaintiff or a defendant in court.

2.5. The Company may open bank accounts in the Russian Federation and abroad in accordance with the established procedure.

2.6. The Company shall be liable for its obligations to the extent of its total property.

The Company shall not be liable for the obligations of the Russian Federation or the shareholders of the Company.

The shareholders of the Company shall not be liable for the obligations of the Company, except as provided for in the laws of the Russian Federation, and shall bear the risk of losses associated with the operations of the Company to the extent of the value of their shares.

The shareholders may dispose of their shares without consent of any other shareholder or the Company.

2.7. The Company shall have a round seal bearing the full official name of the Company in Russian and a reference to the location of the Company.

The Company may have stamps and letterheads bearing the official name of the Company, its own logo and a properly registered trade mark and other means of visual identification.

2.8. The Company shall have civil rights and bear obligations required to engage in any activities not prohibited by federal laws.

2.9. The Company may establish branches and open representative offices both in the Russian Federation and abroad.

No branch or representative office of the Company shall be a legal entity, and each of them shall act on behalf of the Company on the basis of regulations approved by the Company.

Each branch and representative office of the Company shall be provided with property which shall be recorded both in the separate balance sheet of such branch or representative office and in the balance sheet of the Company.

The manager of each branch or representative office of the Company shall be appointed by the General Director of the Company and shall act on the basis of a power-of-attorney issued by the Company.

The Company shall be liable for the operations of each its branch or representative office.

The Company shall include branches and representative offices as listed in Annex 1 hereto which constitutes an integral part of this Charter.

2.10. The Company may have incorporated subsidiaries and dependent companies in the Russian Federation established pursuant to the Federal Law "On Joint Stock Companies", other federal laws and this Charter, and abroad established pursuant to the laws of the foreign country where such subsidiary or dependent company is located, unless an international treaty of the Russian Federation provides otherwise.

Clause 3. Purpose and Types of Operations of the Company

3.1. The principal purpose of the Company shall be to gain profits.

3.2. For the purposes of gaining profits, the Company may engage in any type of activities not prohibited by laws, including:

- supply (sell) electric and heat energy at established tariff rates in accordance with dispatching schedules of electric and heat loads;
- receive (buy) electric energy at the wholesale market of electric energy (power);
- receive (buy) heat and electric energy from producers;
- produce electric and heat energy;
- transfer electric and heat energy;
- monitor and ensure the compliance with the power saving and power consumption regimes;

- ensure the operation of energy-producing equipment in accordance with applicable standards, carry out timely and qualitative repair of such equipment; upgrade and reconstruct energy-producing facilities and develop the energy system;
- supply consumers connected to the electric and heat networks owned by the Company with power under the existing contracts;
- operate energy-producing facilities not recorded in the balance sheet of the Company under agreements with the owners of such facilities;
- assembly, adjust and repair energy-producing facilities; electric energy and heat energy equipment;
- operate, assembly and repair boilers and high pressure vessels, vapor and hot water pipelines;
- develop and operate new equipment and technologies which ensure the efficiency, safety and environmental soundness of the facilities owned by the Company, create conditions for the development of the energy complex as a whole, implement the sector research and technical and innovation programs, establish sector R & D funds;
- provide services related to the sales of power to corporate power suppliers;
- provide services related to the collection of utility payments from residents;
- render consultancy and other services related to the sales of power to corporate consumers;
- ensure the working capacity of electric grids and heating networks;
- engage in the operation of electrical grids;
- engage in the operation of heating networks;
- carry out engineering research relating to the construction of buildings and other structures in accordance with the governmental standard;
- develop buildings and other structures in accordance with the governmental standard;

- construct buildings and other structures in accordance with the governmental standard;
- engage in motor transportation of passengers;
- engage in motor transportation of goods;
- engage in rail transportation of goods;
- engage in medicine, including sanatorium and resort servicing;
- develop communications facilities and provide communications services;
- engage in education;
- engage in publishing and printing;
- engage in foreign trade, including export electric energy;
- operate as a tourism agent;
- engage in pharmaceutics;
- operate as a real estate agent;
- distribute pharmaceuticals and medical goods;
- harvest, purchase, process, store, collect and sale agricultural products;
- store oil and oil products;
- operate dangerously explosive production facilities;
- operate inflammable production facilities;
- operate and service facilities owned by the Federal Technical Supervision Agency;
- engage in the treatment of hazardous waste;
- engage in the operation of gas networks;
- engage in the production and maintenance of meters;

- develop, produce, test and sell pilot and irregular equipment, electronic devices, automatic and remote control equipment to be used at the branches of the Company;

- project the location of road signs and place them temporarily at the sites of planned, regulated and recovery work on the heating and cable networks of the Company;

- engage in security solely for the purposes of the internal security of the Company through the Security Service to be established by the Company which will be governed by the Russian Law "On Private Detective and Security Activities in the Russian Federation" and the laws of the Russian Federation;

- arrange and perform defense events related to mobilization training, civil defense, emergency and protection of information which constitutes state secrets pursuant to the laws of the Russian Federation;

- engage in other activities not prohibited by the laws of the Russian Federation.

3.3. The Company may engage in certain activities the list of which is determined by federal laws only on the basis of a special permit (license).

The right of the Company to engage in the activities which require a license shall arise as of the time when the Company obtains such license or the time set forth therein and shall terminate upon the expiry of such license, unless the law or any other regulation provides otherwise.

Clause 4. The Charter Capital of the Company

4.1. The charter capital of the Company shall consist of the nominal value of the shares in the Company purchased by shareholders (the outstanding shares).

The charter capital of the Company is equal to Twenty-Eight Billion Two Hundred Sixty-Seven Million Seven Hundred Twenty-Six Thousand Rubles (RUR 28,267,726,000).

4.2. The Company has Twenty-Eight Billion Two Hundred Sixty-Seven Million Seven Hundred Twenty-Six Thousand (28,267,726,000) issued and outstanding ordinary registered shares with nominal value of One Ruble (RUR 1) each and the aggregate nominal value of Twenty-Eight Billion Two Hundred Sixty-Seven Million Seven Hundred Twenty-Six Thousand Rubles (RUR 28,267,726,000).

4.3. The charter capital of the Company may be:

- increased either by increasing the nominal value of the issued and outstanding shares or by issuing additional shares;
- decreased either by decreasing the nominal value of the issued and outstanding shares or by decreasing the number of the outstanding shares, including by means of repurchasing and redeeming the outstanding shares of the Company in accordance with this Charter.

4.4. The Company may increase its charter capital only after it has been fully paid for.

The Company may not increase its charter capital for the purposes of covering losses incurred by the Company or the payment of overdue accounts payable.

4.5. The Company may decrease its charter capital as provided for in the laws of the Russian Federation and this Charter.

The Company is obligated to decrease its charter capital in the events provided for in the Federal Law "On Joint Stock Companies".

4.6. The Company is authorized to issue, in addition to its issued and outstanding shares, Eight Hundred Twelve Million Two Hundred Seventy-Four Thousand (812,274,000) ordinary registered shares with a nominal value of One Ruble (RUR 1) each and the aggregate nominal value of Eight Hundred Twelve Million Two Hundred Seventy-Four Thousand Rubles (RUR 812,274,000).

The authorized ordinary registered shares of the Company shall grant the holders thereof the rights provided for in Section 6.2 hereof.

Clause 5. Shares, Bonds and Other Securities of the Company

5.1. The Company shall issue ordinary shares and shall be entitled to issue one or more types of preferred shares, bonds and other securities as provided for in the laws of the Russian Federation.

5.2. Ordinary shares may not be converted into preferred shares, bonds or any other securities.

5.3. The Company shall offer its shares and other securities convertible into shares pursuant to the legal acts of the Russian Federation.

5.4. Each shareholder of the Company shall have the pre-emptive right to purchase additional shares and securities convertible into shares offered through public subscription in proportion with the number of shares of each category (type) held by such shareholder.

5.5. In the event it is impossible to allocate a whole number of shares to a shareholder exercising the pre-emptive right to purchase additional shares or in the event of consolidation of shares, portions of shares (fractional shares) shall be formed.

Each fractional share shall grant its holder the rights granted by the respective category (type) of shares to the extent equal to the portion of a whole share represented by such fractional share.

Fractional shares shall circulate pari passu with whole shares. In the event a person acquires two or more fractional shares of one category (type), such shares shall form one whole and (or) fractional share equal to the sum of such fractional shares.

5.6. The Company may offer additional shares and other securities through distribution among the shareholders of the Company, subscription or conversion.

5.7. Additional shares offered through subscription may be paid for in cash, securities, other things or property rights or any other rights with monetary evaluation.

The form of payment for additional shares shall be specified in the resolution to issue such shares.

Other securities may be paid for in cash only.

Clause 6. Rights of the Shareholders of the Company

6.1. Any holder of shares in the Company on the grounds provided for in the laws of the Russian Federation and this Charter shall be a shareholder of the Company.

6.2. Each ordinary registered share in the Company shall grant equal rights to the holder thereof.

Each holder of ordinary registered shares in the Company shall be entitled to:

1) be present or represented at any General Meeting of Shareholders of the Company with the right to vote on all matters within its authority;

2) propose items for the agenda of any General Meeting as provided for in the laws of the Russian Federation and this Charter;

3) receive information on the operations of the Company and review the documents of the Company pursuant to Article 91 of the Federal Law "On Joint Stock Companies", other regulations and this Charter;

4) receive dividends declared by the Company;

5) the pre-emptive right to purchase additional shares and securities convertible into shares and offered through public subscription in proportion with the number of ordinary shares held by such shareholder;

6) receive part of the assets of the Company in case of its liquidation;

7) exercise any other rights provided for in the laws of the Russian Federation and this Charter.

Clause 7. Dividends

7.1. The Company may, on an annual basis, adopt a resolution on (declare) the payment of dividends on the issued and outstanding shares in the Company.

The Company shall pay the dividends declared on each category (type) of its shares.

7.2. The Company may not pay the declared dividends on its shares:

- in the event the Company meets, as of the payment date, the parameters of insolvency (bankruptcy) pursuant to the laws of the Russian Federation on insolvency (bankruptcy), or will meet such parameters as a result of such dividend payment;
- in the event the net value of the assets of the Company, as of the payment date, is less than its charter capital and reserve fund, or will become less than such amount as a result of such dividend payment;
- in any other event as provided for in federal laws.

After the circumstances referred to herein cease to exist, the Company shall pay the declared dividends to its shareholders.

7.3. The resolution on the payment of annual dividends, on the amount of the annual dividend and the form of payment thereof on each category (type) of shares shall be adopted at the General Meeting of Shareholders of the Company.

The amount of annual dividends may not exceed the amount recommended by the Board of Directors.

The General Meeting of Shareholders may adopt a resolution not to pay dividends on certain categories (types) of shares.

7.4. The Company may not adopt a resolution on (declare) the payment of dividends on its shares:

- before the charter capital of the Company has been paid up in full;
- before the Company has repurchased all shares which shall be repurchased pursuant to Article 76 of the Federal Law "On Joint Stock Companies";
- in the event the Company meets, as of the date of such resolution, the parameters of insolvency (bankruptcy) pursuant to the laws of the Russian Federation on insolvency (bankruptcy), or will meet such parameters as a result of such dividend payment;
- in the event the net value of the assets of the Company, as of the date of such resolution, is less than its charter capital and reserve fund, or will become less than such amount as a result of such dividend payment;
- in any other event as provided for in federal laws.

7.5. Dividends shall be paid out of the annual net profits of the Company.

7.6. The payment date of annual dividends shall be determined at a General Meeting of the Shareholders of the Company, such date being not later than Sixty (60) days following the date of the resolution to pay such dividends.

Clause 8. The Funds of the Company

8.1. The Company shall establish a Reserve Fund equal to Five Per Cent (5%) of the charter capital of the Company.

Mandatory annual allocations to the Reserve Fund of the Company shall be equal to at least Five Per Cent (5%) of the net profits of the Company until the Reserve Fund reaches the established size.

8.2. The Reserve Fund of the Company may be used to cover the losses of the Company, redeem the bonds of the Company and repurchase shares in the Company if the Company does not have any other financial resources.

The Reserve Fund of the Company may not be used for any other purposes.

8.3. The Company may establish any other funds, in accordance with the requirements of the current laws of the Russian Federation, to ensure that it can carry out business operations as a subject of civil turnover.

Clause 9. The Management and Control Bodies of the Company

9.1. The management bodies of the Company are:

- the General Meeting of Shareholders;
- the Board of Directors;
- the Management Board;
- the General Director.

9.2. The financial and business operations of the Company shall be controlled by the Audit Commission of the Company.

Clause 10. The General Meeting of Shareholders of the Company

10.1. The General Meeting of Shareholders shall be the supreme management body of the Company.

10.2. The following matters shall belong to the competence of the General Meeting of Shareholders:

1) to amend or supplement the Charter or to approve a restated version of the Charter;

2) to reorganize the Company;

3) to liquidate the Company, to appoint the liquidation commission and to approve the interim and final liquidation balance sheets;

4) to determine the number, the nominal value and the category (type) of authorized shares and rights to be granted by such shares;

5) to increase the charter capital of the Company by increasing the nominal value of shares or by placing additional shares;

6) to decrease the charter capital of the Company either by decreasing the nominal value of the issued and outstanding shares or by purchasing a portion of shares in the Company for the purposes of decreasing the total number thereof, or by redeeming the shares purchased or repurchased by the Company;

7) to split or consolidate the shares in the Company;

8) to adopt a resolution to offer the bonds of the Company convertible into shares or any other securities convertible into shares in the Company;

9) to determine the number of members of the Board of Directors of the Company, to elect and terminate members of the Board of Directors;

10) to elect and terminate members of the Audit Commission of the Company;

11) to approve the Auditor of the Company;

12) to adopt a resolution to delegate the authority of the individual executive body of the Company to a management company (a manager);

13) to approve all annual reports, annual financial statements, including profit and loss statements (profit and loss accounts) of the Company, and to distribute profits, including to pay (declare) dividends, and losses of the Company based on the results of each financial year;

14) to determine the procedures of the General Meeting of Shareholders of the Company;

15) to adopt resolutions to approve certain transactions in the events provided for in Article 83 of the Federal Law "On Joint Stock Companies";

16) to adopt resolutions to approve large-scale transactions in the events provided for in Article 79 of the Federal Law "On Joint Stock Companies";

17) to adopt resolutions on the participation in holding companies, financial and industry groups, associations or other unions of commercial entities;

18) to approve internal documents governing the activities of the bodies of the Company;

19) to adopt resolutions on the payment of remuneration and (or) compensation to the members of the Audit Commission of the Company;

20) to adopt resolutions on the payment of remuneration and (or) compensation to the members of the Board of Directors of the Company;

21) to decide on any other matters provided for in the Federal Law "On Joint Stock Companies".

10.3. The Board of Directors may not delegate its right to adopt resolutions on any issues coming within its authority to the Board of Directors, the Management Board or the General Director of the Company.

The General Meeting of Shareholders may not consider and adopt resolution on any matters which do not belong to its authority pursuant to the Federal Law "On Joint Stock Companies".

10.4. All resolutions of the General Meeting of Shareholders shall require the affirmative vote of a majority of holders of the voting shares present at such meeting, unless the Federal Law "On Joint Stock Companies" provides otherwise.

10.5. Resolutions of the General Meeting of Shareholders of the Company on the following matters may be adopted by a three-fourths majority vote of the shareholders present at such meeting:

- amendments or supplements to the Charter or approval of a restated version of the Charter;
- the reorganization of the Company;

- the liquidation of the Company, the appointment of a liquidation commission and the approval of interim and final liquidation balance sheets;

- the determination of the number, the nominal value and category(type) of authorized shares and the rights to be granted by such shares;

- the offering of shares (securities convertible into shares) though private subscription in accordance with a resolution of the General Meeting of Shareholders to increase the charter capital of the Company by placing additional shares (or securities convertible into shares in the Company);

- the offering through public subscription to ordinary shares representing more that Twenty-Five Per Cent (25%) of issued and outstanding ordinary shares;

- the offering through public subscription to securities convertible into ordinary shares which may be converted into ordinary shares representing more than Twenty-Five Per Cent (25%) of issued and outstanding ordinary shares;

- resolutions on the approval of large-scale transactions involving assets with the value exceeding Fifty Per Cent (50%) of the balance sheet value of the assets of the Company.

Each resolution on the approval of an interested party transaction pursuant to Article 81 of the Federal Law "On Joint Stock Companies" shall be adopted at the General Meeting of Shareholders of the Company by a majority of votes of all holders of voting shares not interested in such transaction.

10.6. The matters referred to in sub-clauses 2 through 8 and sub-clauses 12 through 19 of Section 10.2 hereof may be submitted for the consideration of the General Meeting of Shareholders only on recommendation of the Board of Directors of the Company.

10.7. The General Meeting of Shareholders of the Company may neither adopt resolutions on any matter which is not on the agenda of such General Meeting of Shareholders, nor amend such agenda.

10.8. The voting at a General Meeting of Shareholders shall be taken on a "one voting share – one vote" basis, except the cumulative voting on the elections to the Board of Directors of the Company.

For cumulative voting, the number of votes owned by each shareholder shall be multiplied by the number of persons to be elected to the Board of Di-

rectors of the Company, and each shareholder shall have the right either to give all such votes to one nominee or to distribute them among two or more nominees.

Those nominees who receive most votes shall be deemed elected to the Board of Directors.

Clause 11. The General Meeting of Shareholders Held in the Form of Joint Presence

11.1. The annual General Meeting of Shareholders of the Company shall be held not earlier than two months and not later than six months following the end of the financial year.

Each annual General Meeting of Shareholders shall resolve the following matters: the elections to the Board of Directors and the Audit Commission, the approval of the Auditor of the Company, the approval of the annual report and annual financial statements of the Company, including reports on profits and losses (profit and loss accounts) which shall be submitted by the Board of Directors of the Company, and the distribution of profits, including the payment (declaration) of dividends, and losses of the Company based on the results of the financial year.

11.2. A General Meeting of Shareholders shall be held in the form of joint presence of shareholders (or their representatives) for the purposes of discussing the items on the agenda and adopting resolutions on the matters put to a vote.

Each General Meeting of Shareholders may adopt its resolutions by absentee voting (by poll) pursuant to Article 12 hereof.

11.3. The functions of the Counting Commission at a General Meeting of Shareholders shall be performed by the professional participant of the securities market which holds the register of shareholders of the Company (the registrar of the Company).

11.4. The list of persons entitled to attend a General Meeting of Shareholders shall be established on the basis of the register of shareholders of the Company.

The date for establishing the list of persons entitled to attend a General Meeting of Shareholders may not be determined prior to the date of the resolution to hold such General Meeting of Shareholders and shall be not earlier than Fifty (50) days prior to the date of such General Meeting of Shareholders, except as provided for in Section 14.9 hereof.

11.5. Notice on a General Meeting of Shareholders shall be delivered (or given) to each person registered in the list of persons entitled to attend such General Meeting of Shareholders together with voting ballots and shall be published by the Company in the social and political newspaper *Izvestiya* not later than Twenty (20) days prior to the date of such meeting, or not later than Thirty (30) days prior to the date of such meeting in the event the agenda of such meeting includes the reorganization of the Company.

In the event a person registered in the register of shareholders of the Company is a nominal holder, the notice on a General Meeting of Shareholders shall be delivered at the address of such nominal holder, provided that the list of persons entitled to attend the General Meeting of Shareholders does not state another mail address at which notice on the General Meeting of Shareholders shall be delivered.

11.6. The ballots for voting on the items on the agenda shall be delivered by registered mail at the address stated in the register of shareholders, or shall be given to each person recorded in the list of persons entitled to attend such General Meeting of Shareholders, receipt requested, not later than Twenty (20) days prior to the date of such meeting.

Each person recorded in such list shall be provided with one ballot to vote on all matters or one copy of two or more ballots to vote on different matters.

11.7. Information (materials) on the items on the agenda of each General Meeting of Shareholders shall be made available for review to persons entitled to attend such General Meeting of Shareholders in the premises of the executive body of the Company and in other places the addresses of which shall be stated in the notice on such General Meeting of Shareholders, during Twenty (20) days or, in the event the agenda of such General Meeting of Shareholders includes the reorganization of the Company, during 30 (Thirty) days prior to such General Meeting of Shareholders. Such information (materials) shall be available to the participants in the General Meeting of Shareholders during such meeting.

The Board of Directors of the Company shall specify in its resolution the procedure in accordance to which information (materials) relating to the items on the agenda of a General Meeting of Shareholders shall be made available for review to the persons entitled to attend such General Meeting of Shareholders and the list of such information (materials).

11.8. Each shareholder may exercise the right to attend a General Meeting of Shareholders either in person or by proxy.

In the event several persons are joint holders of a share in the Company, such persons shall be provided either with one ballot to vote on all matters on the agenda or with one copy of two or more ballots to vote on different matters, and the right to vote at such General Meeting of Shareholders shall be exercised at their discretion either by one of such joint holders or by their common proxy.

The rights of each such person shall be properly registered.

11.9. In the event a General Meeting of Shareholders in held in the form of joint presence, each person recorded in the list of persons entitled to attend such General Meeting of Shareholders (or a proxy of such person) may either attend such meeting or deliver the exercised ballots to the Company.

11.10. A general meeting of shareholders shall be deemed legally competent in the event it is attended by holders in the aggregate of more than half of all votes attached to the outstanding voting shares in the Company.

Those shareholders who have registered for the participation in a General Meeting of Shareholders and shareholders whose ballots have been received not later than two days prior to the date of such meeting shall be deemed attending the General Meeting of Shareholders.

11.11. In the absence of a quorum required for the General Meeting of Shareholders, the Board of Directors shall announce the date of an adjourned General Meeting of Shareholders with the same agenda.

An adjourned General Meeting of Shareholders shall be deemed legally competent if as of the time of closing of the registration for participation in such meeting, holders of in the aggregate at least 30 per cent of all votes attached to the outstanding voting shares in the Company (or their proxies) have been registered.

In the event an adjourned General Meeting of Shareholders is held less than Forty (40) days following the initial General Meeting of Shareholders, the persons entitled to attend such meeting shall be determined in accordance with the list of persons entitled to attend the initial General Meeting of Shareholders.

11.12. The Minutes of each General Meeting of Shareholders shall be made in two copies not later than Fifteen (15) days after such meeting closes. Both copies shall be executed by the chairman of the General Meeting of Shareholders and the Secretary of the General Meeting of Shareholders.

11.13. The Company shall publish resolutions adopted at each General Meeting of Shareholders and the results of voting in the form of a report on the

results of voting in the social and political newspaper *Izvestiya* not later than Ten (10) days following the date of the protocol on the results of voting.

Clause 12. General Meeting of Shareholders in the Form of Absentee Voting

12.1. A General Meeting of Shareholders may adopt its resolution without a formal meeting (joint presence of shareholders for the purpose of discussing the items on the agenda and adopting resolutions on the matters put to a vote) by absentee voting (by poll).

Vote on the items on the agenda of a General Meeting of Shareholders held in the form of absentee voting may be taken only by voting ballots.

12.2. A General Meeting of Shareholders the agenda of which includes the election of the Board of Directors or the Audit Commission, the approval of the Auditor of the Company or the matters referred to in Subsection 13 of Section 10.2 hereof may not be held in the form of absentee voting.

In the event a General Meeting of Shareholders which shall be held in the form of joint presence is adjourned, such adjourned meeting may not be held by absentee voting.

12.3. The list of persons entitled to participate in absentee voting on the items on the agenda of a General Meeting of Shareholders shall be established on the basis of the register of shareholders of the Company.

The date for establishing the list of persons entitled to participate in absentee voting on the items on the agenda of a General Meeting of Shareholders may not be determined prior to the date of the resolution to hold such General Meeting of Shareholders and shall be not earlier than Fifty (50) days prior to the deadline established by the Company for the receipt of the ballots.

12.4. The Company shall publish a notice on each General Meeting of Shareholders to be held by absentee voting in the social and political newspaper *Izvestiya* not later than Twenty (20) days prior to the deadline established by the Company for the receipt of the ballots, or not later than Thirty (30) days prior to such deadline in the event the agenda of such meeting includes the reorganization of the Company.

12.5. The ballots for voting on the items on the agenda shall be delivered by registered mail at the address stated in the register of shareholders, or shall be given to each person recorded in the list of persons entitled to attend such General

Meeting of Shareholders, receipt requested, not later than Twenty (20) days prior to the date of such meeting.

Each person recorded in the list of persons entitled to attend such General Meeting of Shareholders shall be provided either with one ballot to vote on all matters or with one copy of two or more ballots to vote on different matter.

Information (materials) on the items on the agenda of the General Meeting of Shareholders shall be attached to the voting ballot(s).

12.6. A general meeting of shareholders held in the form of absentee voting shall be deemed legally competent (have the quorum) in the event it is attended by holders in the aggregate of more than half of all votes attached to the outstanding voting shares in the Company.

Those shareholders whose ballots have been received not later than two days prior to the deadline established by the Company for the receipt of the ballots stated in such ballots shall be deemed attending the General Meeting of Shareholders held in the form of absentee voting.

12.7. The registrar of the Company shall make and execute the Minutes on the results of voting in two copies not later than Fifteen (15) days following the deadline established by the Company for the receipt of the ballots.

Minutes of the General Meeting of Shareholders shall be made in two copies not later than Fifteen (15) days following the deadline established by the Company for the receipt of the ballots. Both copies shall be executed by the chairman of the General Meeting of Shareholders and the Secretary of the General Meeting of Shareholders.

12.8. The Company shall publish the resolutions adopted at the General Meeting of Shareholders and the results of voting, in the form of a report on the results of voting, in the social and political newspaper *Izvestiya* not later than Ten (10) days following the date of the protocol on the results of voting.

Clause 13. Proposals for the Agenda of an Annual General Meeting of Shareholders of the Company

13.1. Holders in the aggregate of at least Two Per Cent (2%) of voting shares in the Company may, not later than Sixty (60) days following the end of each financial year, put their items on the agenda of the annual General Meeting of Shareholders and nominate members of the Board of Directors and the Audit Com-

mission of the Company, provided that their number does not exceed the number of members of the respective body.

13.2. Proposals to put items on the agenda of the General Meeting of Shareholders and nominations shall be made in writing and shall state the name of the proposing shareholder(s) and the number and category (type) of shares held by such shareholder(s) and shall be executed by such shareholder(s).

13.3. Each proposal to put an item on the agenda of the General Meeting of Shareholders shall contain the wording of each proposed item, and each nomination shall contain the name of each nominee and the name of the body to which he is nominated.

13.4. The Board of Directors of the Company shall consider all received proposals and shall adopt resolutions either to put or to refuse to put such items on the agenda of the General Meeting of the Shareholders not later than Five (5) days following the deadline referred to in Section 13.1 hereof.

13.5. The Board of Directors of the Company may refuse to put on the agenda of the General Meeting of Shareholders an item proposed by a shareholder or shareholders or to include a nominee in the list of nominees for the elections to the respective body of the Company for the reasons provided for in the Federal Law "On Joint Stock Companies" and other legal acts of the Russian Federation.

13.6. A justified resolution of the Board of Directors to refuse to put an item on the agenda of the General Meeting of Shareholders of the Company or to include a nominee in the list for the elections to the respective body of the Company shall be delivered to those shareholder(s) who initiated such proposal not later than Three (3) days following the date of such resolution.

13.7. The Board of Directors of the Company may not amend the wording of an item proposed for the agenda of the General Meeting of Shareholders or to the wording of a resolution on such item (if any).

In addition to the items of the agenda of the General Meeting of Shareholders proposed by shareholders and in the absence of such proposals, absence or insufficient number of nominees proposed by shareholders for the establishment of the respective body, the Board of Directors of the Company may put items on the agenda of the General Meeting of Shareholders or include nominees in the list of nominees at its discretion.

Clause 14. Convention of an Extraordinary General Meeting of Shareholders of the Company

14.1. Any General Meeting of Shareholders other than annual shall be an extraordinary meeting.

14.2. An extraordinary General Meeting of Shareholders may be held in accordance with a resolution of the Board of Directors of the Company adopted either on its own initiative or at the request of the Audit Commission or the Auditor of the Company or any holder or holders of at least Ten Per Cent (10%) of voting shares in the Company as of the date of such request.

14.3. At the request of the Audit Commission, the Auditor or any holder or holders of at least Ten Per Cent (10%) of voting shares, the Board of Directors shall convene an extraordinary General Meeting of Shareholders.

Such General Meeting of Shareholders shall be held in the period of Forty (40) days following the date of the request to call an extraordinary General Meeting of Shareholders of the Company, except in the event provided for in Section 14.9. hereof.

14.4. Each request to call an extraordinary General Meeting of Shareholders shall contain the items to be put on the agenda of the meeting.

The person(s) requesting to call an extraordinary General Meeting of Shareholders may provide a draft resolution of such extraordinary General Meeting of Shareholders and a proposal on the form of such General Meeting of Shareholders. In the event a request to call an extraordinary General Meeting of Shareholders contains a nomination, respective provisions of Clause 13 hereof shall apply.

The Board of Directors of the Company may neither amend the wording of the items proposed for the agenda of the General Meeting of Shareholders and the wording of resolutions on such items nor change the proposed form of an extraordinary General Meetings of Shareholders called at the request of the Audit Commission or the Auditor of the Company or any holder (holders) of at least Ten Per Cent (10%) of voting shares in the Company.

14.5. Each request to call an extraordinary General Meetings of Shareholders of the Company initiated by a shareholder or shareholders shall contain the name(s) of the shareholder(s) requesting that such meeting be called, including the number and category (type) of shares in the Company held by such shareholder(s).

Each request to call an extraordinary General Meeting of Shareholders shall be executed by the person(s) requesting that such extraordinary General Meetings of Shareholders be called.

14.6. Within Five (5) days following the date of a request of the Audit Commission or the Auditor of the Company or any holder (holders) of at least Ten Per Cent (10%) of voting shares in the Company to call an extraordinary General Meeting of Shareholders of the Company, the Board of Directors of the Company shall adopt a resolution either to convene or to refuse to convene an extraordinary General Meeting of Shareholders.

14.7. The resolution of the Board of Directors of the Company to convene an extraordinary General Meeting of Shareholders or a justified refusal shall be delivered to the persons requesting that such meeting be called not later than Three (3) days following the date of such resolution.

14.8. In the event the Board of Directors of the Company fails to adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such meeting within the period set forth in Section 14.6 hereof, such extraordinary General Meeting of Shareholders may be convened by the bodies or persons requesting that such meeting be called; provided that the bodies or persons convening such extraordinary General Meeting of Shareholders have the authority required to convene and hold a General Meeting of Shareholders as provided for in the Federal Law "On Joint Stock Companies" and this Charter.

14.9. In the event the proposed agenda of an extraordinary General Meeting of Shareholders includes the election to the Board of Director or the Audit Commission of the Company:

14.9.1. The General Meeting of Shareholders shall be held within Seventy (70) days following the date of the request to call such extraordinary General Meeting of Shareholders.

14.9.2. A holder (holders) in the aggregate of at least Two Per Cent (2%) of voting shares in the Company may nominate members of the Board of Directors or the Audit Commission of the Company, provided that their number does not exceed the number of members of the respective body.

Such nomination shall be received by the Company at least Thirty (30) days prior to the date of such extraordinary General Meeting of Shareholders.

The Board of Directors of the Company shall consider all received proposals and shall adopt a resolution either to put or to refuse to put such items on

the agenda of the extraordinary General Meeting of the Shareholders not later than Five (5) days following the deadline referred to in paragraph 2 of this Section.

14.9.3. The date for establishing the list of persons entitled to attend a General Meeting of Shareholders of the Company may not be determined prior to the date of the resolution to hold such General Meeting of Shareholders and shall be not more than Sixty-Five (65) days prior to the date of such General Meeting of Shareholders.

14.9.4. A notice on an extraordinary General Meeting of Shareholders shall be made at least Fifty (50) days prior to the date of such meeting.

Clause 15. The Board of Directors of the Company

15.1. The Board of Directors of the Company shall carry out general supervision of the operations of the Company, except the matters which belong to the competence of the General Meeting of Shareholders pursuant to the Federal Law "On Joint Stock Companies" and this Charter.

The following matters shall belong to the competence of the Board of Directors of the Company:

1) to determine the priority business of the Company;

2) to convene annual and extraordinary General Meetings of Shareholders of the Company, except as provided for in Section 14.8 hereof, and to announce the date of each General Meeting of Shareholders adjourned because of absence of quorum;

3) to approve the agenda of each General Meeting of Shareholders;

4) to elect the Secretary of the General Meeting of Shareholders;

5) to determine the date for establishing the list of persons entitled to attend each General Meeting of Shareholders and to resolve other matters related to the preparation for and holding General Meetings of Shareholders;

6) to submit for the resolution of a General Meeting of Shareholders the matters referred to in Subsections 2, 5, 7 and 8 and Subsections 12 through 19 of Section 10.2 hereof;

7) to offer bonds and other securities issued by the Company, except as provided for in the Federal Law "On Joint Stock Companies" and this Charter;

8) to approve each resolution to issue securities, prospectus and report on the results of issuance, to approve each quarterly report of a securities issuer and each report on the results of purchase of the shares in the Company;

9) to determine the price (monetary evaluation) of property, the offering and repurchase price of securities in the events provided for in the Federal Law "On Joint Stock Companies", and in the events referred to in subsections 21 and 38 of Section 15.1 hereof;

10) to purchase shares, bonds and other issued and outstanding securities of the Company in the events provided for in the Federal Law "On Joint Stock Companies";

11) to dispose of (sell) shares in the Company which the Company owns as a result of purchase or repurchase thereof from the shareholders of the Company;

12) to elect and terminate the General Director of the Company;

13) to elect and terminate members of the Management Board of the Company and to establish their remunerations and compensations;

14) to make recommendations to the General Meeting of Shareholders with regard to the remunerations and compensations payable to members of the Audit Commission and to determine the remuneration of the Auditor;

15) to recommend the amount of dividend on shares and the procedure for the payment thereof;

16) to approve the internal documents of the Company which determine the procedure for the establishment and application of the funds of the Company;

17) to adopt resolutions on the application of the funds of the Company; to approve the budgets of application of special purpose funds and to consider the results of implementation thereof;

18) to approve the internal documents of the Company, except the internal documents the approval of which belongs to the competence of the General Meeting of Shareholders and other internal documents the approval of which belongs to the competence of the executive bodies of the Company;

19) to approve each annual (quarterly) business plan and budget for the Company and each report on the results of implementation of such business plan or budget;

20) to establish and liquidate branches and representative offices of the Company;

21) to resolve on the participation of the Company in other organizations (including to coordinate constituent documents), on changing the interest (number of shares or amount of units) and on the termination of such participation;

22) to determine the policies and to adopt resolutions with regard to loans, guarantees or sureties received or granted by the Company, entering into credit, loan and pledge agreements;

23) to approve large-scale transactions in the events provided for in Chapter X of the Federal Law "On Joint Stock Companies";

24) to approve transactions provided for in Chapter XI of the Federal Law "On Joint Stock Companies";

25) to approve the registrar of the Company and the terms of agreement with such registrar and to terminate such agreement;

26) to elect and terminate the Chairman of the Board of Directors of the Company;

27) to elect and terminate the Deputy Chairman of the Board of Directors of the Company;

28) to elect and terminate the Secretary of the Board of Directors of the Company;

29) to bind the Company with notes (to issue promissory notes and bills of exchange);

30) to agree on nominations for certain positions in the executive bodies of the Company which shall be determined by the Board of Directors of the Company;

31) to adopt a resolution to suspend the management company (the manager);

32) to adopt a resolution on the appointment of the acting General Director of the Company in the events provided for in Sections 19.11 and 19.12 hereof;

33) to impose disciplinary punishment on the General Director and members of the Management Board of the Company pursuant to the labor laws of the Russian Federation;

34) to consider each report of the General Director on the operations of the Company (including on the performance of the duties of the General Director) and on the implementation of resolutions of the General Meeting of Shareholders and the Board of Directors of the Company;

35) to approve the procedures of cooperation between the Company and other entities in which the Company participates;

36) to determine the position of the Company (or representatives of the Company) on the following items on the agenda of any general meeting of shareholders or any meeting of the board of directors of a subsidiary or dependent company (including the voting on the items on the agenda): the liquidation of each respective company, the reorganization of a company, the determination of the number of members of the board of directors of such company, the nomination, election and termination of members of the board of directors, the determination of the maximum amount of authorized shares, the increase in the charter capital of a company through increasing the nominal value of shares therein or through offering new shares, the split and consolidation of shares in companies, entering into large-scale transactions, the determination of the agenda of any general meeting of shareholders (participants), the adoption of resolutions on the participation of any company in other entities;

37) to determine the position of the Company (or representatives of the Company) on the following items on the agenda of any general meeting of shareholders or meeting of the board of directors of a subsidiary or a dependent company (including the voting on the items on the agenda): amendments or supplements to the constituent documents of an entity; resolutions on changing the interest or termination of the participation in other entities;

38) to approve preliminarily resolutions on entering into transactions involving non-current assets of the Company which amount to 10 through 25 per cent of the balance sheet value of such assets as of the date of the resolution on such transaction, or involving shares or interests in a subsidiary or dependent

company which exceed 10 per cent of the charter capital of such subsidiary or dependent company;

39) to appoint representatives of the Company for participation in supreme management bodies of an entity of any legal form in which the Company participates;

40) to nominate the individual executive body of an entity of any legal form in which the Company participates;

41) to determine the guidelines of the insurance protection of the Company, including to approve the Insurer of the Company;

42) to approve the independent appraiser(s) for the purposes of determination of the value of shares, property or other assets of the Company in the events provided for in the Federal Law "On Joint Stock Companies" and this Charter;

43) other matters which belong to the competence of the Board of Directors pursuant to the Federal Law "On Joint Stock Companies" and this Charter.

15.2. The Board of Directors may not delegate any issues which belong to its competence to the General Director or the Management Board of the Company.

15.3. Each member of the Board of Directors shall exercise his rights and perform his obligations for the benefit of the Company and shall act with regard to the Company in good faith and reasonably.

15.4. Each member of the Board of Directors shall be liable to the Company for any losses inflicted on the Company through his faulty actions or omissions, unless federal laws provide for other grounds and scope of liability; provided that those members of the Board of Directors who have voted against the resolution which resulted in such losses or have not voted shall not be liable.

Clause 16. Election of the Board of Directors of the Company

16.1. The Board of Directors of the Company shall consist of Thirteen (13) members.

16.2. Members of the Board of Directors of the Company shall be elected at a General Meeting of Shareholders as provided for in Section 10.8 hereof for a period until the subsequent annual General Meeting of Shareholders.

In the event the Board of Directors is elected at an extraordinary General Meeting of Shareholders, the members of the Board of Directors shall be deemed elected for a period until the date of the subsequent annual General Meeting of Shareholders.

In the event the annual General Meeting of Shareholders is not held in time established in Section 11.1 hereof, the authority of the Board of Directors shall terminate, except the authority to convene, prepare and hold the annual General Meeting of Shareholders.

16.3. Only an individual may be a member of the Board of Directors of the Company.

16.4. Persons elected to the Board of Directors of the Company may be subsequently reelected for an unlimited number of times.

16.5. The authority of the Board of Directors of the Company may be terminated early by a resolution of the General Meeting of Shareholders.

The General Meeting of Shareholders may adopt a resolution on the early termination only with regard to all members of the Board of Directors.

Clause 17. Chairman of the Board of Directors of the Company

17.1. Members of the Board of Directors of the Company shall elect one member as the Chairman of the Board of Directors by a majority of total votes of the Board of Directors.

The Board of Directors of the Company may at any time reelect its Chairman by a majority of votes of all members of the Board of Directors.

17.2. The Chairman of the Board of Directors shall arrange the work of the Board of Directors, call and preside over meetings of the Board of Directors, arrange for the minutes being taken at each meeting and preside over the General Meetings of Shareholders.

17.3. In the event the Chairman of the Board of Directors is absent, a Deputy Chairman of the Board of Directors elected out of members of the Board of Directors by a majority of votes of all members of the Board of Directors of the Company shall act as the Chairman.

Clause 18. Meetings of the Board of Directors

18.1. Each meeting of the Board of Directors of the Company shall be convened and held in accordance with the procedures determined by the rules of operations of the Board of Directors approved at a General Meeting of Shareholders of the Company.

18.2. The Board of Directors shall meet as often as necessary but at least on a quarterly basis.

Meetings of the Board of Directors shall be called by the Chairman of the Board of Directors (or the Deputy Chairman in the events provided for in Section 17.3 hereof) of the Company either on his own initiative or at the request of any member of the Board of Directors, the Audit Commission, the Auditor, the Management Board or the General Director of the Company.

18.3. The newly elected Board of Directors shall at its first meeting resolve the matters relating to the election of the Chairman of the Board of Directors, the Deputy Chairman and the Secretary of the Board of Directors of the Company.

Such meeting of the Board of Directors shall be convened by a member of the Board of Directors in accordance with the rules of the Board of Directors of the Company.

18.4. The Board of Directors may adopt its resolutions by absentee voting (by poll). In the event of absentee voting, each member of the Board of Directors shall be provided with materials relating to the items on the agenda and the voting ballot stating the time when such ballot shall be completed and executed by the member of the Board of Directors and submitted to the Board of Directors.

18.5. Each member of the Board of Directors who is absent from a meeting of the Board of Directors held in presence of its members may set forth his opinion on the items on the agenda in writing as provided for in the rules of the Board of Directors of the Company approved at a General Meeting of Shareholders.

18.6. No member of the Board of Directors may delegate his vote to another person, including another member of the Board of Directors of the Company.

18.7. All resolutions at a meeting of the Board of Directors shall require the affirmative vote of a majority of members of the Board of Directors present at such meeting, except as provided for in the laws of the Russian Federation and this Charter.

18.8. Any resolution of the Board of Directors with regard to the approval of a large-scale transaction shall be adopted unilaterally by all members of the Board of Directors (the votes of departed members of the Board of Directors excluded).

18.9. All resolutions of the Board of Directors with regard to the following matters shall be adopted by a three-fourths majority vote of all members of the Board of Directors (the votes of departed members of the Board of Directors excluded):

- on the participation of the Company in other organizations (including to coordinate constituent documents), on changing the interest (number of shares or amount of units) and on termination of such participation;

- to determine the policies and to adopt resolutions with regard to loans, guarantees or sureties received or granted by the Company, entering into credit, loan and pledge agreements;

- to suspend the authority of the management company (the manager) and to appoint the acting General Director of the Company;

- to convene an extraordinary General Meeting of Shareholders of the Company in the events provided for in Sections 19.11 and 19.12 hereof.

18.10. All resolutions of the Board of Directors on the approval of an interested party transaction shall require a majority of votes of independent directors not interested in such transaction.

18.11. All resolutions of the Board of Directors on the matters referred to in subsections 35 through 38 of Section 15.1 hereof shall require the affirmative vote of two thirds of the members of the Board of Directors present at the meeting.

18.12. Each member of the Board of Directors shall be entitled to one vote at any meeting of the Board of Directors. The vote of the Chairman shall be decisive in case the votes are evenly split.

18.13. The presence of at least one half of all elected members of the Board of Directors shall constitute a quorum at a meeting of the Board of Directors.

In the event the number of members of the Board of Directors becomes less than the number constituting such quorum, the Board of Directors shall adopt a resolution to hold an extraordinary General Meeting of Shareholders for the

purposes of election of a new Board of Directors. The remaining members of the Board of Directors may adopt resolutions only on convening such extraordinary General Meeting of Shareholders. In such event, the presence of at least one half of the remaining members of the Board of Directors shall constitute a quorum at such meeting of the Board of Directors.

18.14. Minutes shall be taken at each meeting of the Board of Directors. The Minutes of each meeting of the Board of Directors shall be made and executed by the chairman of such meeting and the Secretary of the Board of Directors who shall be liable for the accuracy thereof not later than Three (3) days after such meeting. All materials relating to the items on the agenda and approved by the Board of Directors shall be attached to the minutes.

In the event the Board of Directors adopts resolutions by absentee voting, the voting ballots executed by members of the Board of Directors shall be attached to the minutes.

Clause 19. Executive Bodies of the Company

19.1. The day-to-day operations of the Company shall be supervised by its individual executive body, the General Director, and its collective executive body, the Board of Directors.

19.2. The General Director and the Management of the Company shall report to the General Meeting of Shareholders and the Board of Directors.

19.3. The authority of the individual executive body of the Company may be delegated, in accordance with a resolution of the General Meeting of Shareholders, to a management company or a manager on a contractual basis.

The rights and obligations of the management company (the manager) with regard to the supervision of the day-to-day operations of the Company shall be determined by the laws of the Russian Federation and the contract between such management company (manager) and the Company.

The contract with the management company (manager) shall be executed on behalf of the Company by the Chairman of the Board of Directors or another person authorized by the Board of Directors.

The terms of the contract with the management company (manager), including with regard to the term of authority, shall be determined by the Board of Directors of the Company or another person authorized by the Board of Directors.

19.4. The executive bodies of the Company shall be established and terminated in accordance with a resolution of the Board of Directors, except in the events provided for in the federal laws and this Charter.

19.5. The rights and obligations of the General Director and members of the Management Board with regard to the supervision of the day-to-day operations of the Company shall be determined by the laws of the Russian Federation, this Charter and the labor agreement between each of them and the Company.

19.6. Each labor agreement shall be executed on behalf of the Company by the Chairman of the Board of Directors or another person authorized by the Board of Directors.

19.7. The terms of each labor agreement, including with regard to the term of authority, shall be determined by the Board of Directors of the Company or another person authorized by the Board of Directors in accordance with Section 19.6 hereof.

19.8. The General Director and a member of the Board of Directors may combine such positions with a position in the management body of any other entity or with any other paid position with any other entity only subject to consent of the Board of Directors of the Company.

19.9. The Board of Directors or any person authorized by the Board of Directors shall, on behalf of the Company, exercise the rights and perform the obligations of the employer with regard to the General Director and Members of the Management Board of the Company as provided for in resolutions of the Board of Directors of the Company.

19.10. The Board of Directors may at any time adopt a resolution to terminate the General Director of the Company or the members of the Management Board and to establish new executive bodies.

The General Director and the members of the Management Board may be terminated on the grounds provided for in the laws of the Russian Federation and the labor agreement between each of them and the Company.

19.11. The General Meeting of Shareholders may at any time adopt a resolution to terminate the management company (the manager).

The Board of Directors may adopt a resolution to suspend the authority of the management company or the manager. Simultaneously with such resolution, the Board of Directors shall adopt a resolution on the appointment of an acting

General Director of the Company and on convening an extraordinary General Meeting of Shareholders for the purposes of resolving the matter of early termination of the management company (the manager), and, unless the Board of Directors resolves otherwise, on the delegation of the authority of the individual executive body of the Company to a management company (a manager).

19.12. In the event the management company (the manager) is unable to act, the Board of Directors may adopt a resolution on the appointment of an acting General Director of the Company and on convening an extraordinary General Meeting of Shareholders for the purposes of resolving the matter of early termination of the management company (the manager), and, unless the Board of Directors resolves otherwise, on the delegation of the authority of the individual executive body of the Company to another management company (manager).

19.13. The acting General Director shall supervise the day-to-day operations of the Company to the extent of the authority of the executive bodies of the Company, unless the Board of Directors adopts a different resolution.

19.14. The General Director, members of the Management Board, the acting General Director as well as the management company (the manager) shall exercise their rights and perform their obligations for the benefit of the Company and shall act with regard to the Company in good faith and reasonably.

19.15. The General Director, members of the Management Board, the acting General Director as well as the management company (the manager) shall be liable to the Company for any losses inflicted on the Company through their faulty actions or omissions, unless federal laws provide for other grounds and amount of liability; provided that those members of the Management Board who have voted against the resolution which resulted in such losses or have not voted shall not be liable.

Clause 20. The Management Board of the Company

20.1. The Management Board of the Company shall act on the basis of this Charter and the Regulation on the Management Board approved at the General Meeting of Shareholders which shall stipulate the time and procedures of convening and holding the meetings of the Management Board and the procedures of adopting resolutions.

20.2. The following matters shall belong to the competence of the Management Board:

- to adopt resolutions on the matters which belong to the competence of supreme management bodies of companies which are 100% owned by the Company (subject to Subsections 36 and 37 of Section 15.1 hereof);

- to prepare and to submit for consideration of the Board of Directors reports on the operations of companies which are 100% owned by the Company;

- to prepare and to submit for consideration of the Board of Directors prospective plans with regard to carrying out the principal business of the Company;

- to approve the internal document of the Company determining the form, structure and contents of the annual report of the Company;

- to prepare each annual (quarterly) business plan and budget of the Company and each annual (quarterly) report on the results of implementation of the business plan and the budget of the Company;

- to prepare each report on financial and business operations of the Company, on the implementation of the resolutions of the General Meeting of Shareholders and the Board of Directors by the Management Board;

- to approve each plan and event with regard to the training and upgrading of employees of the Company;

- to establish social benefits and guarantees for the employees of the Company;

- to adopt all resolutions to enter into transactions involving assets, works or services the value of which amounts to 1 through 25 per cent of the balance sheet value of the assets of the Company determined as of the date of the resolution to enter into such transaction (except as provided for in subsection 38 of Section 15.1 hereof);

- to consider all reports of Deputy General Directors and managers of the structural divisions of the Company on the results of the implementation of approved plans, programs and instructions, to consider all reports, documents and other information on the operations of the Company and its subsidiaries and dependent companies;

- to resolve any other matters relating to the management of the day-to-day operations of the Company in accordance with resolutions of the General Meeting of Shareholders and the Board of Directors of the Company and all mat-

ters submitted for consideration of the Management Board by the General Director of the Company.

20.3. The Board of Directors shall elect the Management Board consisting of Fifteen (15) members nominated by the General Director.

In the event the Board of Directors declines the members of the Management Board nominated by the General Director, the Board of Directors may elect members of the Management Board nominated by any member or members of the Board of Directors.

20.4. The Management Board shall have legal capacity provided that at least one half of all elected members of the Management Board are present at a meeting or take part in absentee voting.

All resolutions of the Management Board require the affirmative vote of a simple majority of members of the Management Board present at a meeting (taking part in absentee voting).

20.5. No member of the Management Board may delegate his vote to another person, including another member of the Management Board.

Clause 21. General Director of the Company

21.1. The General Director shall manage day-to-day operations of the Company in accordance with resolutions of the General Meeting of Shareholders, the Board of Directors and the Management Board of the Company adopted within the competence thereof.

21.2. The competence of the General Director shall include all matters relating to the management of the day-to-day operations of the Company except the matters which belong to the competence of the General Meeting of Shareholders, the Board of Directors and the Management Board of the Company.

21.3. The General Director shall act on behalf of the Company without a power-of-attorney and shall, subject to the restrictions provided for in current laws, this Charter and resolutions of the Board of Directors of the Company:

- ensure the implementation of the plans of operations of the Company necessary to gain the objectives of the Company;
- arrange the maintenance of accounts and financial statements of the Company;

- manage the property of the Company, enter into transactions on behalf of the Company, issue powers-of-attorney, open settlement and any other accounts of the Company with banks and other credit organizations (or professional participants of the securities market in the events provided for in laws);

- issue orders, approve (adopt) instructions, local regulations and other internal documents of the Company within his competence, issue directions binding upon each employee of the Company;

- approve Regulations of the branches and representative offices of the Company;

- approve the general structure of the executive bodies of the Company;

- approve the staff list and the salaries of the employees of the Company in accordance with the general structure of the executive bodies of the Company;
- exercise the rights and perform the obligations of the employer with regard to the employees of the Company as provided for in the labor laws;

- act as the Chairman of the Management Board of the Company;

- distribute the duties among Deputy General Directors;

- submit for the consideration of the Board of Directors reports on financial and business operations of subsidiaries and dependent companies in which the Company holds shares (interests) and information on all other organizations in which the Company participates, except in the events provided for in subsection (2) of Section 20.2 hereof;

- submit for the consideration of the Board of Directors of the Company, at least Forty-Five (45) days prior to the date of each annual General Meeting of Shareholders, the annual report, the balance sheet, the profit and loss account of the Company and the distribution of the profits and losses of the Company;

- resolve all other matters relating to the day-to-day operations of the Company except the matters which belong to the competence of the General Meeting of Shareholders, the Board of Directors and the Management Board of the Company.

21.4. The General Director shall be elected by the Board of Directors of the Company by a majority of votes of all members of the Board of Directors present at the meeting.

The General Director shall be nominated for the election by the Board of Directors as provided for in the rules of the Board of Directors of the Company.

Clause 22. The Audit Commission and the Auditor of the Company

22.1. The Audit Commission of the Company shall be elected at a General Meeting of Shareholders for the purposes of supervision of the financial and business operations of the Company for a period until the subsequent annual General Meeting of Shareholders.

In the event the Audit Commission is elected at an extraordinary General Meeting of Shareholders, the members of the Audit Commission shall be deemed elected for a period until the date of the annual General Meeting of Shareholders.

The Audit Commission of the Company shall consist of Five (5) members.

22.2. The authority of all or any members of the Audit Commission may be terminated early by a resolution of the General Meeting of Shareholders.

22.3. The following matters shall belong to the competence of the Audit Commission of the Company:

- to confirm the reliability of the information contained in the annual report, the balance sheet and the profit and loss account of the Company;
- to analyze the financial status of the Company, to find reserves for the improvement of the financial status of the Company and to develop recommendations for the management bodies of the Company;
- to organize and perform the audit (revision) of the financial and business operations of the Company, in particular:
- to audit (revise) the financial statements, accounts, payment and settlement and other documents of the Company related to the financial and business operations of the Company for compliance with the laws of the Russian Federation, this Charter and internal and other documents of the Company;

- to supervise the safety and application of fixed assets;
- to supervise the compliance with the established procedures with regard to writing off the debts of insolvent debtors into losses of the Company;
- to supervise the spending of the monetary funds of the Company in accordance with the approved business plan and budget of the Company;
- to supervise the establishment and application of the reserve and other special-purpose funds of the Company;
- to check the accuracy and timeliness of calculation and payment of dividends on the shares, interest on bonds and proceeds on other securities of the Company;
- to control the implementation of the instructions relating to the elimination of violations and defects revealed by all previous audits (revisions);
- to take any other actions (arrange any other events) in connection with the audit of the financial and business operations of the Company.

22.4. All resolutions on the matters which belong to the competence of the Audit Commission shall require the affirmative vote of a simple majority of all members of the Audit Commission.

22.5. The Audit Commission of the Company may, and in the event of any gross violations in the financial and business operations of the Company shall, request that an extraordinary General Meeting of Shareholders be convened.

22.6. The procedures of the Audit Commission of the Company shall be specified in an internal document of the Company approved at a General Meeting of Shareholders.

The Audit Commission may, in accordance with a resolution to carry out an audit (revision), retain specialists having competence in respective fields of law, economics, finance, accounting, management, economical security, etc., including specialized entities.

22.7. Financial and business operations of the Company may be audited (revised) at any time on the initiative of the Audit Commission of the Company or at the resolution of the General Meeting of Shareholders or the Board of Directors or at the request of any holder(s) in the aggregate of at least 10 per cent of voting shares in the Company.

22.8. The General Meeting of Shareholders shall approve the Auditor of the Company on an annual basis which shall audit and certify the annual financial statements of the Company.

22.9. The remuneration of the Auditor shall be determined by the Board of Directors of the Company.

22.10. The Auditor of the Company shall carry out the audit of financial and business operations of the Company pursuant to the laws of the Russian Federation and on the basis of a contract entered into with the Auditor.

22.11. The Audit Commission and the Auditor of the Company shall draw a conclusion based on the results of the audit of the financial and business operations of the Company which shall contain:

- the confirmation of the accuracy of the information contained in the reports and other financial statements of the Company;
- information on any violations of the accounting and filing procedures established in the laws of the Russian Federation, or violations of the laws of the Russian Federation committed by the Company in the process of its financial and business operations.

The procedures and timing of drawing opinion on the results of each audit of the financial and business operations of the Company shall be as provided for in the laws of the Russian Federation and the internal documents of the Company.

Clause 23. Accounts and Financial Statements of the Company

23.1. The Company shall maintain its accounts and file its financial statements as provided for in the laws of the Russian Federation and this Charter.

23.2. The organization, status and reliability of the accounts of the Company, the timely filing of the annual report and other financial statements with respective governmental authorities and providing information on the operations of the Company to shareholders and creditors of the Company and mass media are the responsibility of the General Director of the Company pursuant to the laws of the Russian Federation and in accordance with this Charter.

23.3. The reliability of the information contained in each annual report and annual financial statements of the Company shall be certified by the Audit Commission and the Auditor of the Company.

23.4. Each annual report, balance sheet, profit and loss account and distribution of the profits and losses of the Company shall be approved by the Board of Directors on a preliminary basis at least than Thirty (30) days prior to each annual General Meeting of Shareholders of the Company.

Clause 24. Documents Kept by the Company. Access to the Information on the Company

24.1. The Company shall keep the following documents:

1) The resolution on the establishment of the Company;

2) the Charter of the Company and all properly registered amendments and supplements thereto and the state registration certificate of the Company;

3) confirmations of the rights of the Company with regard to the property recorded in the balance sheet of the Company;

4) internal documents of the Company approved by the executive bodies of the Company;

5) regulations on the branches and representative offices of the Company;

6) all annual financial reports;

7) each prospectus, quarterly report of an issuer and other documents containing information which shall be published or disclosed in any other way pursuant to federal laws;

8) accounting documents;

9) financial statements;

10) minutes of each General Meeting of Shareholders, the Board of Directors, the Audit Commission and the Management Board of the Company;

11) voting ballots and powers-of-attorney (or copies of powers-of-attorney) for the participation in each General Meeting of Shareholders;

12) reports of independent appraisers;

13) lists of affiliated persons of the Company;

14) lists of all persons entitled to participate in any General Meeting of Shareholders or to receive dividends and any other lists made by the Company in order to enable its shareholders to exercise their rights pursuant to the Federal Law "On Joint Stock Companies";

15) opinions of the Audit Commission and the Auditor of the Company and governmental and municipal financial supervision authorities;

16) any other documents provided for in the laws of the Russian Federation, this Charter, the internal documents of the Company and resolutions of the management bodies of the Company.

24.2. The Company shall keep the documents referred to in Section 24.1 hereof at the offices of the executive body of the Company in accordance with the procedures and during the time established by the federal executive authority governing the securities market.

24.3. Upon the reorganization of the Company all documents shall be transferred to the successor of the Company in accordance with the established procedures.

24.4. Upon the liquidation of the Company all documents of scientific and historical importance which shall be kept for an unlimited period of time shall be transferred to the Federal Archive Service of Russia, and documents relating to the staff (orders, personal records and record cards, personal accounts, etc.) shall be forwarded to the respective archive of the subject of the Russian Federation.

The documents shall be forwarded and sorted in accordance with the requirements of the archives.

The Company shall disclose its information pursuant to the laws of the Russian Federation.

24.5. The Company shall make the documents referred to in Section 24.1 hereof available to its shareholders subject to the restrictions established in the laws of the Russian Federation.

Holders or any holder in the aggregate of at least Twenty-Five Per Cent (25%) of the voting shares in the Company shall be entitled to have access to the accounting documents of the Company and minutes of meetings of the Management Board.

24.6. The Company shall make documents referred to in Section 24.1 hereof available for review not later than Seven (7) days following each respective request at the offices of the executive body of the Company.

The Company shall provide copies of such document at the request of any person entitled to have access to the documents referred to in Section 24.1 hereof.

The charge shall be established by the General Director of the Company and may not exceed the expenses related to making copies of documents.

24.7. The Company shall provide access to its information to shareholders and employees of the Company in compliance with the laws on state secrets.

Clause 25. Reorganization and Liquidation of the Company

25.1. The Company may be reorganized on a voluntary basis through merger, acquisition, split, separation or transformation and on the grounds and in accordance with the procedures provided for in the Civil Code of the Russian Federation and federal laws.

25.2. The Company may be liquidated by a court order or on a voluntary basis in accordance with the procedures provided for in the Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies" and this Charter.

25.3. Upon reorganization or liquidation of the Company or termination of any work involving information which constitutes state secrets, the Company shall ensure the safety of such information and carriers thereof by means of development and implementation of secrecy, protection of information, resistance to technical reconnaissances, security and fire safety.

Annex No. 1
to the Charter of
Open Joint Stock Company for
Energy and Electrification
Mosenergo

Branches and Representative Offices of OAO Mosenergo

No.	Name	Location
1.	Enterprise For Collecting Production and Technology Sets	8 Raushskaya Naberezhnaya, 113035 Moscow
2.	Hydroelectric Power Plant No. 1 named after P.G. Smidovich	10 Raushskaya Naberezhnaya, 113035 Moscow
3.	State-Owned Regional Power Plant No. 3 named after R.E. Klasson	Elektrogorsk, the Pavlovo-Posad District, 142530 the Moscow Region
4.	The Kashira State-Owned Regional Power Plant No. 4 named after G.M. Krzhizanovsky	Kashira-2, 142900 the Moscow Region
5.	The Shatura Cogeneration Power Plant No. 5 named after V.I. Ulianov - Lenin	5 Chernoozersky Proezd, Shatura, 140700 the Moscow Region
6.	Cogeneration Power Plant No. 6	1 Ulitsa Moiseenko, Orekhovo-Zuevo, 142600 the Moscow Region
7.	Cogeneration Power Plant No. 8	1 Ostapovsky Proezd, 109316 Moscow
8.	Cogeneration Power Plant No. 9	Building 1, 12 Avtozavodskaya Ulitsa, 109280 Moscow
9.	Cogeneration Power Plant No. 11 named after M.Ya. Ufayev	32 Shosse Entuziastov, 111024 Moscow
10.	Cogeneration Power Plant No. 12	16 Berezhkovskaya Naberezhnaya, 121880 Moscow
11.	Cogeneration Power Plant No. 16	14 Khoroshevskaya Ulitsa, 123298 Moscow
12.	Cogeneration Power Plant No. 17	1 Ulitsa Frunze, Stupino, 142800 the Moscow Region
13.	Cogeneration Power Plant No. 20	13 Ulitsa Vavilova, 117312 Moscow
14.	Cogeneration Power Plant No. 21	9 Izhorskaya Ulitsa, 127412 Moscow
15.	Cogeneration Power Plant No. 22	5 Ulitsa Energetikov, Dzerzhinsky, 140056 the Moscow Region

16.	Cogeneration Power Plant No. 23	¼ Montazhnaya Ulitsa, 107497 Moscow
17.	State-Owned Regional Power Plant No. 24	Novomichurinsk, the Pronsk District, 391098 the Ryazan Region
18.	Cogeneration Power Plant No. 25	16 Ulitsa Generala Dorokhova, 119530 Moscow
19.	Cogeneration Power Plant No. 26	10 Vostryakovsky Proezd, 113403 Moscow
20.	Cogeneration Power Plant No. 27	Chelobityevo, the Mytischi District, 141061 the Moscow Region
21.	Cogeneration Power Plant No. 28	13/9 Izhorskaya Ulitsa, 127412 Moscow
22.	The Zagorsk Hydroelectric Pumped Storage Power Plant	Bogorodskoye, the Sergiev-Posad District, 141342 the Moscow Region
23.	The South Electric Grid	18 Kashirkoye Shosse, 115201 Moscow
24.	The East Electric Grid	6 Nizhnyaya Krasnoselskaya, 107140 Moscow
25.	The October Electric Grid	2 Ulitsa Rustaveli, 127254 Moscow
26.	The North Electric Grid	4 Ulitsa Gagarina, Korolev, 141170 the Moscow Region
27.	The Noginsk Electric Grid	13 Ulitsa Radchenko, Noginsk, 142400 the Moscow Region
28.	The Podolsk Electric Grid	65 Ulitsa Kirova, Podolsk, 142117 the Moscow Region
29.	The Kolomna Electric Grid	381a Ulitsa Okryabrskoy Revolutsii, Kolomna, 140408 the Moscow Region
30.	The Shatura Electric Grid	12 Sportivnaya Ulitsa, Shatura, 140700 the Moscow Region
31.	The West Electric Grid	15 Ulitsa 1812 Goda, 121923 Moscow
32.	The Kashira Electric Grid	4 Klubnaya Ulitsa, Kashira-2, 142900 the Moscow Region
33.	The Mozhaysk Electric Grid	107 Ulitsa Mira, Mozhaysk, 143200 the Moscow Region
34.	The Dmitrov Electric Grid	46 Ulitsa Kosmonavtov, Dmitrov, 141800 the Moscow Region
35.	The Volokolamsk Electric Grid	58 Novosoldatskaya Ulitsa, Volokolamsk, 143600 the Moscow Region
36.	The Heat Networks	46 Bolshaya Tatarskaya Ulitsa, 113184 Moscow
37.	The Moscow Cable Network (MCN)	36 Sadovnicheskaya Ulitsa, 113035 Moscow

38.	Mosteplosetenergoremont (MTER)	Building 2, 15/1 Prechistenskaya Naberezhnaya, 119034 Moscow
39.	Moscabelenergoremont	146 Ulitsa Moskvorechye, 115522 Moscow
40.	Energosvyaz	15/2 Sadovnicheskaya Ulitsa, 113035 Moscow
41.	The Central Maintenance and Mechanical Plant (CMMP)	10 Ryazansky Prospect, 109428 Moscow
42.	Maintenance Plant for Electrical Equipment (MPEE)	4a Starokashirskoye Shosse, 152201 Moscow
43.	Pilot Plant for Process Controls and Devices (PPPCD)	15 Bolotnaya Naberezhnaya, 109072 Moscow
44.	Special Design and Technology Bureau for High-Voltage and Cryogenic Equipment (SDTB HVCE)	29 the 2nd Kozhukhovsky Proezd, 109432 Moscow
45.	Special Planning and Design Bureau for Maintenance and Reconstruction (SPDB MR)	32 Schelkovskoye Shosse, 105425 Moscow
46.	Information and Computer Center (ICC)	16 Berezhkovskaya Naberezhnaya, 121059 Moscow
47.	Mosenergonaladka (MEN)	8 Kovrov Pereulok, 109544 Moscow
48.	Mosenergospetsremont (MESR)	Building 9, 5 Golyanovskaya Ulitsa, 105094 Moscow
49.	Moselektroremenergo (MERE)	10 Ryazansky Prospect, 109428 Moscow
50.	Energosbyt	9 Ulitsa Vavilova, 117312 Moscow
51.	Vehicle Center (VC)	18 Berezhkovskaya Naberezhnaya, 121059 Moscow
52.	The Moscow Personnel Training Centre (MPTC)	Building 3, 25 Ulitsa Kulakova, 123592 Moscow
53.	Moskabelsetmontazh (MKSM)	4/6 the 2nd Paveletsky Proezd, 109432 Moscow
54.	Mosenergosetstroy (MESS)	29 the 2nd Kozhukhovsky Proezd, 109432 Moscow
55.	The Moscow Energy Facilities Project Institute (MEFPI)	8 Raushskaya Naberezhnaya, 113035 Moscow
56.	The Moscow Technical College (MTC)	11 Kirovogradskaya Ulitsa, 113523 Moscow
57.	Trade and Production Enterprise for Business Supplies (Energotorg)	58a Bolshaya Serpukhovskaya Ulitsa, 113093 Moscow
58.	Medical and Sanitary Station (MSS)	11 Sadovnicheskaya Ulitsa, 113035 Moscow

59.	Agricultural and Production Plant (Shatura)	Levoshevo, the Shatura District, Petrovskoye, 140711 the Moscow Region
60.	High-Voltage Cable Grid	6 Nizhyay Krasnoselskaya Ulitsa, 107140 Moscow